February 28, 2018

VIA EDGAR

Ms. Lauren Hamilton
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Forum Funds (the "Registrant")
  (File No. 811-03023)

Dear Ms. Hamilton:

This letter is in response to comments provided by the staff ("Staff") of the Securities and Exchange Commission (the "SEC") with respect to filings made by the Registrant, on behalf of certain of its series (each, a "Fund" and collectively, the "Funds"). The comments were provided by you in a telephone conversation on Thursday, February 1, 2018. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

Comment 1: The Steinberg Select Fund has been identified in the annual report and prospectus as "non-diversified." However, the Fund appears to be operating as a "diversified" fund. If the Fund has been operating as a "diversified" fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to "non-diversified." See § 13(a)(1) and Rule 13a-1 of the Investment Company Act of 1940, as amended ("1940 Act").

Response:  If the Fund has been operating as a "diversified" fund for more than three years, the Registrant confirms that the Fund will obtain the approval of its shareholders prior to any contemplated change in status from "diversified" to "non-diversified," consistent with the requirements of the 1940 Act.

Comment 2: Please confirm if there are any amounts payable to officers and directors, controlled companies, or other affiliates at year-end for the Steinberg Select Fund. Please confirm that such payables have been stated separately in accordance with Reg. S-X §§ 6-04 and 6-05.

Response:  The Registrant confirms that all amounts payable to affiliates are disclosed separately on the Fund's Statement of Assets and Liabilities as of year end.
Comment 3: According to the Notes to Financials, the Steinberg Select Fund has certain commitments and contingencies. However, the balance sheet does not reflect disclosure by amount or disclosure by line item referencing the Notes to Financials. Please explain why the disclosure was omitted from the balance sheet. See Reg. S-X 6-04.15.
Response:  The note regarding commitments and contingencies is intended to reflect that the Fund engaged in an evaluation of potential reportable items resulting from the Fund's normal course of business, which may require balance sheet disclosure, and that no such disclosures were required.  The Registrant will seek to clarify the disclosure language in the Notes to Financials going forward.

*  * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

                                                               Kind regards,

                                                                                                                                                                                               /s/ Zachary R. Tackett
                                                                             Zachary R. Tackett

cc: Stacy L. Fuller, Esq.
K&L Gates LLP